Exhibit 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended March 31,
	Basic		Diluted (a)
	2008	2007	2008	2007
	(in thousands, except per share data)
Average number of common shares outstanding	59,949	57,508	59,949	57,508
Average common shares due to assumed conversion of stock options	—	—	136	1,611

Total shares	59,949	57,508	60,085	59,119

Income (loss) from continuing operations	$(16,148)	$3,286	$(16,148)	$3,286
Income (loss) from discontinued operations, net	21,202	(377)	21,202	(377)

Net income	$5,054	$2,909	$5,054	$2,909

Per share data:
Income (loss) from continuing operations	$(0.27)	$0.06	$(0.27)	$0.06
Income (loss) from discontinued operations, net	0.35	(0.01)	0.35	(0.01)

Net income per share	$0.08	$0.05	$0.08	$0.05

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Income Statements (Unaudited).